Exhibit 4.6

Schedule of warrants issued by REG to the purchasers of REG Series B Convertible Preferred Stock

Date Issued	Name of Warrant Holders	Number of Shares	Type of Shares	Exercise Price	Expiration Date
July 18, 2007	Natural Gas Partners VIII, L.P.	22,727	Common Stock	$11.00	July 18, 2015
July 18, 2007	NGP Energy Technology Partners, L.P.	22,727	Common Stock	$11.00	July 18, 2015
July 18, 2007	Bunge North America, Inc.	9,090	Common Stock	$11.00	July 18, 2015
July 18, 2007	West Central Cooperative	22,727	Common Stock	$11.00	July 18, 2015